Gryphon Resources, Inc.
6550 Raleigh Street
Vancouver, British Columbia
Canada V5S 2W8

April 25, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010, Washington, DC 20549

Sent via courier

Attention:  H. Roger Schwall

Dear Sirs:

Re:  GRYPHON RESOURCES, INC. Form SB-2/A1 File number:  333-140880

Thank you for your letter of March 19, 2007.  In response to your comments, we have amended our Form SB-2, have included three redlined copies and three clean copies and have indicated what changes were made in this letter.

General

  We were incorporated as Gryphon Oil & Gas, Inc. because at the time, we were assessing the purchase of an oil & gas interest.  This interest did not ever come into existence.  The opportunity arose for us to purchase the gold interests described in our Form SB-2 and the company elected to take this opportunity.  At this time, we have no oil & gas prospects.

  Subsequent to acquiring the gold interests, it was our intention to rename our corporation at our next annual meeting to more accurately reflect our business operations.  However, in light of your concerns, we have amended our Articles of Incorporation to reflect our new name:  “Gryphon Resources, Inc.”  As such, we have replaced all references to the name “Gryphon Oil & Gas, Inc.” in our Form SB-2 with “Gryphon Resources, Inc.” and have attached the amended Articles of Incorporation, Bylaws, and auditor’s consent to the Amended Form SB-2.  Additionally, we have added the financials and associated disclosure in respect of our quarter ended March 31, 2007.

  With respect to your question about the relatedness, if any, of Gryphon Gold Corp. to our company, we wish to advise that there is no relationship between the companies and were not aware of the similarities until your office pointed them out.

 We trust the forgoing to be satisfactory and we welcome any further questions or comments you may have.

Sincerely,

/s/ Louie Jurinak_____________
Louie Jurinak, President

Enclosures